Exhibit 3.17

STATE OF DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE OF FORMATION

•	First: The name of the limited liability company is Modulo USA LLC.

•

Second: The address of its registered office in the State of Delaware is 1209 Orange Street in the City of Wilmington. The name of its Registered agent at such address is The Corporation Trust Company, 1209 Orange Street, Wilmington Delaware 19801.

•	Third: (Use this paragraph only if the company is to have a specific effective date of dissolution.) “The latest date on which the limited liability company is to dissolve is .”

•	Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation of Modulo USA LLC this 5th day of March, 2003.

BY:
Authorized Person(s)

NAME:
Type or Print